PRUDENTIAL INVESTMENT PORTFOLIOS 3

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

December 29, 2010

VIA EDGAR SUBMISSION

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential Real Assets Fund, a series of

Prudential Investment Portfolios 3

Post-Effective Amendment No. 24 to the Registration Statement
under the Securities Act of 1933 (No. 333-95849) and
Amendment No. 25 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-09805)

Dear Mr. Greene:

We filed through EDGAR on September 27, 2010 on behalf of Prudential Investment Portfolios 3 (the “Trust”) Post-Effective Amendment No. 22 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 23 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust, the Prudential Real Assets Fund (the “Fund”), and initially designated December 21, 2010 as the effective date. On December 6, 2010, the Trust filed on EDGAR pursuant to Rule 485(b)(1)(iii) Post-Effective Amendment No. 23 to the Registration Statement under the 1933 Act and Amendment No. 24 to the Registration Statement under the 1940 Act solely for the purpose of delaying the effectiveness of the Amendment to December 30, 2010.

This letter is intended to respond to the staff’s comments on the Amendment that you conveyed by telephone on November 16, 2010. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 24 to the Registrant’s registration statement to be filed under Rule 485(b) with effectiveness designated for December 30, 2010.

Prospectus

1. Comment

     Add the Fund’s NASDAQ symbols to the front cover.

Response

The requested disclosure will be made.

2. Comment
The staff requested that the reference to the Prudential logo and the Rock symbol be removed from the front cover and moved to a later section in the prospectus.

Response

We respectfully decline to move this information from the front cover of the prospectus. The Instruction to Item 1 of Form N-1A permits additional information on the front cover of the prospectus.

3. Comment

Consider recent guidance by the staff of the SEC regarding disclosure relating to climate change.

Response

The Trust reviewed and considered the staff’s guidance regarding disclosure relating to climate change in Release No. 33-9106. The Registrant respectfully submits that no additional disclosure revisions are necessary.

4. Comment

Consider including disclosure regarding the West Virginia disaster, the British Petroleum oil spill and other similar recent disasters if the Fund will make investments that are impacted by such disasters.

Response

The Trust respectfully submits that no additional disclosure revisions are necessary.

5.Comment

Consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter from the SEC to the ICI.

Response

The Trust will consider such guidance and will make any additional revisions to the Fund’s disclosure that are necessary.

6. Comment

Please supplementally confirm that the Trust has made all necessary fidelity bond filings.

Response

The Trust confirms that it has made all necessary fidelity bond filings and that a rider to the bond adding the Fund as a named insured will be filed after it is issued.

7. Comment

In the section entitled “Summary Section--Fund Fees and Expenses”:

(a) the Fund may delete any shareholder fees that have no expenses;

(b) Items 2 to 8 to Form N-1a neither permit or require the following text in the second footnote: “(which include expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to Independent Trustees, and certain other miscellaneous items)” and “Actual expenses may vary.” In addition, the third footnote should be deleted;

(c) please file each contractual waiver as an exhibit to the Amendment;

(d) please explain why you are not grossing up the three waivers;

(e) consider adding the Cayman Subsidiary’s expenses as a separate line item to the fee table;

(f) add expenses of short sales to the items excluded from the manager’s contractual waiver;

(g) delete the last sentence in the first paragraph of the fourth footnote.

Responses

(a) The Fund prefers to include such disclosure in its prospectus.
(b) The disclosure has been deleted as requested.
(c) Each of the waivers were filed as an exhibit by the Amendment.
(d) The Registrant respectfully submits that it is not appropriate to gross up the three waivers. The waiver described in the first footnote is a waiver by the distributor that applies only to Class A shares. The cap on annual Fund operating expenses applies to the Fund as a whole. The waiver of management fees payable by the Fund in an amount equal to the management fees paid by the Cayman Subsidiary is intended to prevent the payment of duplicative management fees. The amount of this waiver will vary, depending on how much of the Fund’s assets are invested in the Cayman Subsidiary.

(e) We considered the recommended revisions; however, we believe that such revisions are not required.
(f) The disclosure will be revised as requested.

(g) The Trust respectfully submits that it will not delete such sentence. The referenced sentence was added to the prospectus summary of all Prudential Retail Mutual Funds that have a contractual management fee waiver due to prior staff comments requesting that the fee waiver disclosure respond to Item 3(e) of Form N-1A.

8. Comment

Under “Investments, Risks and Performance – Principal Investment Strategies”:

(a) please explain why “utilities/infrastructure” and “inflation-indexed bonds” are real assets;

(b) please define the Fund’s investments in “equity-related securities;”

(c) in the third paragraph please explain what is meant by “gold”;

(d) does the Fund have a concentration policy?

(e) why use the term “class” in the sixth paragraph?

Responses

(a) The Fund defines these assets as real assets because, like other physical assets (such as commodities and real estate), they represent asset classes that generally perform well in periods of high inflation.
(b) The text will be revised to detail that equity-related securities may include common stock, convertible securities, nonconvertible preferred stock, American Depositary Receipts (ADRs), warrants and other rights that can be exercised to obtain stock.
(c) The gold/defensive asset class is explained more fully in the prospectus summary on pages 6 and 7. Thus, additional disclosure is not necessary in this paragraph.
(d) The Fund discloses in its prospectus that it will not concentrate in any one industry, provided that investment companies are not considered an industry for purposes of this policy, and provided further that the Fund’s investment in an investment company that concentrates its investments in a particular industry or group of industries will not be considered an investment by the Fund in that particular industry or group of industries. The Fund will consider the individual commodities that comprise the Bache Commodity Index and the Bache Commodity Select Index to be separate industries for purposes of the concentration policy. See also the response to Comment 2 on the Statement of Additional Information below.
(e) The Fund uses the term “class” to refer to the various real asset classes that the Fund invests in.

9. Comment
Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund – Recent Market Events,” add disclosure to cover financial issues in Ireland, Greece, the flash crash and market volatility.

Response

The Trust respectfully submits that this additional disclosure is unnecessary. As summary prospectus disclosure, this risk disclosure is intended to highlight that the Fund will be subject to risks arising from recent market events which have affected investments generally, specifically including “unprecedented volatility.” Any references to specific market events such as those listed in the comment would add unnecessary detail to the summary prospectus and quickly become stale.

10. Comment
For the Fund’s fund of fund investments, supplementary confirm which part of Section 12 of the 1940 Act is the Fund relying upon.

Response

The Fund is investing in affiliated mutual funds pursuant to Section 12(d)(1)(G) of the 1940 Act. The Fund will rely on exemptive relief obtained by its manager to invest in instruments that are not “securities” for purposes of the 1940 Act (see Inv. Co. Act Rel. No. 28374 (Sept. 3, 2008) (order); Inv. Co. Act Rel. No. 28355 (Aug. 8, 2008) (notice)).

11. Comment

Under “Investments, Risks and Performance – Principal Risks of Investing in the Fund – Affiliated Funds Risk,” the staff views the conflicts as actual, so please delete the term “potential.”

Response

The disclosure will be revised as requested.

Comments regarding Prudential Real Assets Subsidiary, Lt. (the “Cayman Subsidiary”)

1.      Comment

Confirm that the Cayman Subsidiary will sell its shares only to the Fund.

Response

The Trust confirms that the Cayman Subsidiary will sell its shares only to the Fund for as long as the Cayman Subsidiary is utilized by the Fund.

2. Comment
Confirm how the Cayman Subsidiary’s financials will be represented.

Response
The Cayman Subsidiary’s financial statements will be reported on a consolidated basis with the Fund’s financial statements in the Fund’s annual and semi-annual reports to shareholders.

3. Comment

Confirm that the Cayman Subsidiary structure is consistent with Section 7(d) of the 1940 Act and that the Cayman Subsidiary was not set up to evade Section 7(d).

Response

The Trust confirms that the Cayman Subsidiary was not established so as to evade Section 7(d) of the 1940 Act and that the Cayman Subsidiary structure is consistent with Section 7(d). The Cayman Subsidiary is not an attempt by the Fund to do indirectly what it cannot do directly.

4.      Comment

Provide a supplemental explanation for the tax reasons for the Fund’s investing in the Cayman Subsidiary.

Response

The Cayman Subsidiary serves as a vehicle by which the Fund can make certain types of investments in commodity-linked futures and other derivatives while still receiving "qualifying income" from the Cayman Subsidiary so that the Fund can qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). Income received from investments in commodity-linked derivative instruments does not constitute qualifying income under the Code. Therefore, the income derived from such instruments must be limited to a maximum of 10% of an investment company’s gross income in order for the investment company to qualify for pass-through tax treatment under the Code. The manager determined that the Fund could not obtain the desired exposure to the commodities and gold/defensive asset classes if it were limited to the amount that the Fund could invest directly in such instruments (due to the limit of 10% of its income being derived from such instruments). A number of mutual funds have sought and received private letter rulings from the Internal Revenue Service that income from a wholly-owned subsidiary that invests in commodity and financial futures and options contracts, swaps on commodities or commodity indexes and other commodity-linked instruments, and fixed income securities serving as collateral for the contracts, would constitute qualifying income under the Code. As a result, the Fund established a wholly-owned subsidiary, domiciled in the Cayman Islands, that may invest in commodity-linked instruments without limit. The Fund has received a private letter ruling from the Internal Revenue Service that the income earned from the Fund's investment in the Cayman Subsidiary constitutes qualifying income to the Fund under the Code.

5. Comment
Confirm that the Cayman Subsidiary employs proper custody arrangements.

Response

The Trust confirms that the Cayman Subsidiary employs proper custody arrangements.

6. Comment

Confirm that the Cayman Subsidiary complies with the fidelity bond requirements of the 1940 Act.

Response

The Cayman Subsidiary is not an investment company under the 1940 Act and is not required to comply with the fidelity bond requirements of the 1940 Act. Nevertheless, the Cayman Subsidiary will be added as an insured under the joint fidelity bond covering the Fund and other Prudential mutual funds.

7.      Comment

Confirm whether additional disclosure about the Cayman Subsidiary’s corporate structure is necessary in addition to the risk disclosure.

Response

The Trust confirms that the Fund’s prospectus and statement of additional information contain sufficient disclosure regarding the Cayman Subsidiary’s corporate structure in addition to the risk disclosure.

8. Comment
Confirm whether the management fee includes assets of the Fund and the Cayman Subsidiary and how the Cayman’s Subsidiary’s assets are accounted for in the management fee structure.

Response

The Fund’s management fee includes the assets of the Fund and the Cayman Subsidiary. As a result, and as noted above, the Fund has implemented a contractual waiver to waive the Fund’s management fee to the extent any management fee is assessed on the Cayman Subsidiary. The purpose of this waiver is to avoid any duplicative management fees being paid by Fund shareholders.

9. Comment

In computing the Fund’s net asset value, please confirm that the value of the securities owned by the Cayman subsidiary will be included in the Fund’s net asset value.

Response

The Trust confirms that the value of the Cayman Subsidiary’s investments will be included in the Fund’s net asset value.

10.      Comment

What percent of the Fund’s assets may be invested in the Cayman Subsidiary?

Response

As disclosed in the Registration Statement, the Fund is limited to investing no more than 25% of its total assets in the Cayman Subsidiary.

11. Comment
Confirm that the Cayman Subsidiary has a Board of Directors, identify such persons and that the Cayman Subsidiary’s Board will sign the amendment.

Response

The Cayman Subsidiary has a Board of Directors consisting of two individuals, both of whom are Trustees of the Trust who are “interested persons” of the Trust as defined in the 1940 Act and are appointed by and serve at the pleasure of the Trust’s Board. The disclosure will be revised to identify the Directors of the Cayman Subsidiary. The Trust does not believe that the Cayman Subsidiary is making a public offering of its shares, since the Cayman Subsidiary is wholly owned by the Fund, and that as a result the Cayman Subsidiary is not required to sign amendments to the Trust’s registration statement under the 1933 Act relating to the Fund. Nevertheless, the Cayman Subsidiary will sign future amendments to post-effective amendments relating to the Fund.

12. Comment
Disclose the advisory arrangement for the Cayman Subsidiary, whether the Cayman Subsidiary has a separate management agreement and note that the agreement must satisfy the 1940 Act.

Response

As disclosed in the Registration Statement, the Cayman Subsidiary has a separate management agreement and two subadvisory agreements. Since the Cayman Subsidiary is not an investment company, its management and subadvisory agreements are not required to satisfy the 1940 Act. Nevertheless, the Cayman Subsidiary’s management and subadvisory agreements were approved by the Trust’s Board at the Fund’s organizational meeting and by the Fund as the Cayman Subsidiary’s sole shareholder. The continuance of these Agreements with the Cayman Subsidiary will be reviewed and approved by the Board of the Cayman Subsidiary and by the Trust’s Board in compliance with Section 15(c) of the 1940 Act.

13.      Comment

Confirm that the Cayman Subsidiary complies with all limitations of the 1940 Act and all books and records requirements.

Response

The Cayman Subsidiary is not an investment company and is not required to comply with the 1940 Act. The Cayman Subsidiary is wholly-owned by the Fund and is ultimately under the complete control of the Fund, as its sole shareholder. The Cayman Subsidiary cannot take any extraordinary action without the approval of the Fund and its Board, which oversees the operations of the Cayman Subsidiary. The Directors of the Cayman Subsidiary are also Trustees of the Trust and are appointed by and serve at the pleasure of the Trust’s Board. The operations of the Cayman Subsidiary are subject to the review and oversight of the Fund's Chief Compliance Officer and the Fund's compliance policies and procedures, which are approved and reviewed by the Trust’s Board. Independent Trustees currently comprise 80% of the Trust’s Board.

The Cayman Subsidiary serves as a vehicle by which the Fund can make certain types of investments in commodity-linked futures and other derivatives while receiving “qualifying income” from the Cayman Subsidiary so that the Fund can qualify as a regulated investment company under the Code. As a result, the Cayman Subsidiary exists solely to serve as a vehicle so that the Fund can make certain types of investments in compliance with the Code. The Cayman Subsidiary is not an attempt by the Fund to do indirectly what it cannot do directly.

The Trust believes that subjecting the Cayman Subsidiary’s board to the requirements of the 1940 Act would serve no purpose to the Fund's shareholders, and would only add another layer of expense to the Fund. As noted above, the Fund is the sole shareholder of the Subsidiary and the Trust’s Trustees oversee the operations of the Cayman Subsidiary. Under these circumstances, the Trust does not believe that there is a need for the board of the Cayman Subsidiary to conform to the corporate governance requirements of the 1940 Act. Unlike independent board members of a registered fund, the Directors of the Cayman Subsidiary act only on behalf of the Fund as the Cayman Subsidiary’s sole shareholder and engage only in the day-to-day operations of making investments on the Fund’s behalf. The Trust believes that the Fund’s shareholders are adequately protected from any potential self-dealing by the Cayman Subsidiary's service providers because the Trust’s Board is comprised of a super-majority of Independent Trustees who oversee the operations of the Cayman Subsidiary.

The Trust notes that its Registration Statement includes disclosure relating to the operations of the Cayman Subsidiary in relation to the requirements of the 1940 Act, and in particular notes the following paragraphs:

The Cayman Subsidiary is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund. As a result, the manager and subadvisers, in managing the Cayman Subsidiary’s portfolio, are subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Cayman Subsidiary’s portfolio investments and shares of the Cayman Subsidiary. These policies and restrictions are described in detail in the Fund’s Statement of Additional Information. The Fund’s Chief Compliance Officer oversees implementation of the Cayman Subsidiary’s policies and procedures, and makes periodic reports to the Fund’s Board of Trustees regarding the Cayman Subsidiary’s compliance with its policies and procedures. The Fund and the Cayman Subsidiary will test for compliance with certain investment restrictions on a consolidated basis. The Cayman Subsidiary will segregate cash or liquid securities equal to 100% of the notional exposure of the futures that it holds.

The Cayman Subsidiary has entered into separate contracts with the manager, PBAM and QMA whereby the manager and subadvisers provide investment advisory and other services to the Cayman Subsidiary. The Cayman Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services with the same or with affiliates of the same service providers that provide those services to the Fund.

The Trust confirms that the books and records of the Cayman Subsidiary will be maintained in accordance with 1940 Act rules.

Statement of Additional Information (SAI)

1. Comment
The preliminary SAI filed by the Amendment applies only to the Fund and not also to the Trust’s other series. The staff questioned why the SAI applies to the Fund, only.

Response

The Prudential mutual funds have a combined SAI for all series within any single registered investment company. We find this to be both efficient and cost effective. The Trust’s existing series have a current SAI dated April 23, 2010. The preliminary SAI filed by the Amendment, and the final SAI to be effective December 30, 2010, apply only to the Fund and do not change or replace the SAI dated April 23, 2010 for the other series of the Registrant. The Trust will file another post-effective amendment pursuant to Rule 485(b) in late April 2011 that will update the prospectuses for the Fund and the Trust’s other series and incorporate by reference the audited financial statements for the fiscal year ending February 28, 2011.

2. Comment

Under “Investment Restrictions,” please explain why the Fund does not concentrate its investments.

Response

The Fund has a policy that it will not concentrate in any one industry, provided that investment companies are not considered an industry for purposes of this policy, and further provided that the Fund’s investment in a investment company that concentrates its investments in a particular industry or group of industries will not be considered an investment by the Fund in that particular industry or group of industries. Under this policy, the Fund may invest 25% or more of its total assets in one or more Underlying Prudential Funds that themselves may invest 25% or more of their total assets in a particular industry or group of industries (e.g., domestic REITs, international REITs, natural resources or utilities/infrastructure). As a result, the Fund may have exposure to the extent of 25% or more of its assets to the risks of the industry or group of industries in which an Underlying Prudential Fund invests. The Fund will also look through the Cayman Subsidiary (which will not be considered an industry) and will consider the individual commodities that comprise the BCI Select or BCI to be separate industries for purposes of interpreting and implementing the foregoing policy.

Tandy Representations

The Trust hereby acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

                          /s/ Claudia DiGiacomo
                          Claudia DiGiacomo
                          Vice President & Corporate Counsel

cc:      Jonathan D. Shain